

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15. 2011

William A. Carter, M.D.
Chief Executive Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, PA 19103

      Re: **Hemispherx Biopharma, Inc.**
              Form 10-K for the year ended December 31, 2009
              Form 10-K/A for the year ended December 31, 2009
              File No. 1-13441

Dear Mr. Carter:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Gus Rodriguez
               Accounting Branch Chief